UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

EINSTEIN NOAH RESTAURANT GROUP, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

28257U104
(CUSIP Number)

Greenlight Capital, L.L.C. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attn: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
- with copies to -
Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Missing Graphic Reference]

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,964,156
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,964,156
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,156
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,876,611
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,876,611
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,876,611
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 27.7%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Greenlight Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 300,326
9 Sole Dispositive Power 0
10 Shared Dispositive Power 300,326
11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,326
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Greenlight Capital Qualified, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,663,830
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,663,830
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,830
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Greenlight Capital Offshore Partners
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,912,455
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,912,455
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,912,455
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,856,858
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,856,858
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.6%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,106,858
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,106,858
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.3%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,733,469
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,733,469
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,733,469
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 15 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.001 per share, (“Common Stock”) of Einstein Noah Restaurant Group, Inc., f/k/a New World Restaurant Group, Inc., a Delaware corporation (the “Issuer”), 555 Zang Street; Suite 300; Lakewood CO 80228, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, Amendment No. 6 filed with the Commission on October 15, 2003, Amendment No. 7 filed with the Commission on February 7, 2006, Amendment No. 8 filed with the Commission on June 20, 2006, Amendment No. 9 filed with the Commission on June 14, 2007, Amendment No. 10 filed with the Commission on April 14, 2008, Amendment No. 11 filed with the Commission on May 4, 2010, Amendment No. 12 filed with the Commission on February 3, 2011, Amendment No. 13 filed with the Commission on January 17, 2012 and Amendment No. 14 filed with the Commission on August 8, 2013.

This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Capital Management, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., and Advisors GP.

In addition, Advisors GP is the general partner of DME Advisors, L.P., a Delaware limited partnership (“Advisors”). Advisors acts as the investment manager for a managed account (the “Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”). DME Management GP, LLC, a Delaware limited liability company controlled by Mr. Einhorn (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).

The Reporting Persons are filing this Amendment in connection with the sale of certain shares of Common Stock owned by Greenlight Fund, Greenlight Qualified and Greenlight Offshore (the “Selling Shareholders”) in a registered public offering of shares of Common Stock underwritten by Morgan Stanley & Co. LLC (the “Underwriter”).

This Amendment is being filed to amend Items 5, 6 and 7, as follows:

Item 5	Interest in Securities of the Issuer

The information in Item 5(a) of the Schedule 13D is hereby updated as follows:

(a)           As of November 12, 2013:

Greenlight LLC beneficially owns 1,964,156 shares of Common Stock of the Issuer, 300,326 of which are held by Greenlight Fund and 1,663,830 of which are held by Greenlight Qualified.  Such shares of Common Stock beneficially owned by Greenlight LLC, and held by Greenlight Fund and Greenlight Qualified, represent 11.2%, 1.7% and 9.5% of the Issuer’s outstanding shares of Common Stock, respectively.

Greenlight Inc. beneficially owns 4,876,611 shares of Common Stock of the Issuer, 300,326 of which are held by Greenlight Fund, 1,663,830 of which are held by Greenlight Qualified, and 2,912,455 of which are held by Greenlight Offshore.  Such shares of Common Stock beneficially owned by Greenlight Inc., and held by Greenlight Fund, Greenlight Qualified and Greenlight Offshore, represent 27.7%, 1.7%, 9.5% and 16.6% of the Issuer’s outstanding shares of Common Stock, respectively.

Advisors GP beneficially owns 1,856,858 shares of Common Stock of the Issuer, 750,000 of which are also beneficially owned by Advisors and 1,106,858 of which are also beneficially owned by DME CM.  The 750,000 shares of Common Stock beneficially owned by Advisors are held by the Managed Account and represent 4.3% of the Issuer’s outstanding shares of Common Stock.  Of the 1,106,858 shares of Common Stock beneficially owned by DME CM, 312,482 shares of Common Stock are held by Greenlight Gold Offshore and 794,376 shares of Common Stock are held by Greenlight Gold, representing 1.8% and 4.5% of the Issuer’s outstanding shares of Common Stock, respectively.

DME Management GP also beneficially owns the 794,376 shares of Common Stock of the Issuer held by Greenlight Gold.  Such shares of Common Stock represent 4.5% of the Issuer’s outstanding shares of Common Stock.

Mr. Einhorn beneficially owns 6,733,469 shares of Common Stock of the Issuer, which represents 38.3% of the Issuer’s outstanding shares of Common Stock.  Such shares of Common Stock include the shares reported above, which are beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM and DME Management GP, and held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold Offshore and Greenlight Gold.

Each of the percentages listed above were determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each of the Reporting Persons, by 17,573,536, the number of shares of Common Stock outstanding as of November 6, 2013, as reported in the prospectus supplement filed by the Issuer with the Commission on November 14, 2013.

Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership except to the extent of their respective pecuniary interests therein

Items 5(b) and (c) are amended and restated in their entirety as follows:

(b)           Greenlight LLC has the power to vote and dispose of 1,964,156 shares of Common Stock beneficially owned by it.  Greenlight Inc. has the power to vote and dispose of 4,876,611 shares of Common Stock beneficially owned by it.  Greenlight Fund has the power to vote and dispose of 300,326 shares of Common Stock held by it.  Greenlight Qualified has the power to vote and dispose of 1,663,830 shares of Common Stock held by it.  Greenlight Offshore has the power to vote and dispose of 2,912,455 shares of Common Stock held by it.  Advisors GP has the power to vote and dispose of 1,856,858 shares of Common Stock beneficially owned by it.  DME CM has the power to vote and dispose of 1,106,858 shares of Common Stock beneficially owned by it.  Mr. Einhorn may direct the vote and disposition of 6,733,469 shares of Common Stock beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP and DME Management GP.

(c)           On November 12, 2013, the Selling Shareholders agreed to sell an aggregate of 2,500,000 shares of Common Stock, as further described below, in a registered public offering made pursuant to an Underwriting Agreement by and among the Issuer, the Selling Shareholders and the Underwriter (the "Underwriting Agreement"). Under the terms of the Underwriting Agreement, Greenlight Fund, Greenlight Qualified, and Greenlight Offshore agreed to sell 153,300 shares, 849,900 shares, and 1,496,800 shares of Common Stock, respectively, to the Underwriter, for $17.00 per share on November 18, 2013.

The Reporting Persons have not engaged in any other transactions in the Issuer’s securities in the last sixty days (directly or through accounts over which the Reporting Persons may exercise voting and/or investment discretion).

Item 6	Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

The information in Item 6 of the Schedule 13D is hereby updated as follows:

Pursuant to the Underwriting Agreement, the Underwriter agreed to purchase from the Selling Shareholders, and the Selling Shareholders agreed to sell to the Underwriter, an aggregate of 2,500,000 shares of Common Stock.

The Issuer and the Selling Shareholders have agreed that they will not, during the period ending 14 days after the date of the prospectus filed with the Commission in connection with the offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any other securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.  The Selling Shareholders have also agreed, during such 14 day period, not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.  The restrictions described above are subject to certain exceptions set forth in the Underwriting Agreement and, in addition, may be waived by the Underwriter, in whole or in part, at any time with or without notice.

The Issuer, the Selling Shareholders and the Underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The foregoing is not a complete description of the Underwriting Agreement and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 99.1 hereto.

Item 7	Material to Be Filed as Exhibits

The information in Item 7 of the Schedule 13D is hereby updated as follows:

Exhibit 99.1	Underwriting Agreement dated November 12, 2013, by and among the Issuer, the Selling Shareholders and the Underwriter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              November 18, 2013

GREENLIGHT CAPITAL, L.L.C.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

GREENLIGHT CAPITAL, L.P.

By: Greenlight Capital, L.L.C.,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

GREENLIGHT CAPITAL QUALIFIED, L.P.

By: Greenlight Capital, L.L.C.,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

GREENLIGHT CAPITAL OFFSHORE PARTNERS

By: Greenlight Capital, Inc.,
its Investment Manager

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS GP, L.L.C.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME CAPITAL MANAGEMENT, L.P.

By: DME Advisors GP, L.L.C.,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, dated February 3, 2011, which was filed as an exhibit to Amendment No. 12 to this Schedule 13D, is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.